EXHIBIT 99.1

Acasti Announces New Board of Director Nominees for Election at Annual and Special Meeting of Shareholders

LAVAL, Quebec, May 27, 2015 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, today announced its slate of director nominees for election at its next Annual and Special Meeting ("ASM") of shareholders to be held on July 14, 2015. The slate is comprised of four current directors, and two new director nominees.

Roderick (Roddy) Carter, M.D. and Jim Hamilton, Neptune Technologies President and CEO, will stand for election at the ASM as new nominees, while current directors Adrian Montgomery, Reed V. Tuckson, M.D., Harlan W. Waksal, M.D., and Jerald J. Wenker will stand for re-election.

"Acasti is committed to good corporate governance and we regard it as a key element underpinning the sustained success of any business," highlighted Mr. Wenker. "To date, we have significantly strengthened our governance framework and at this year's ASM we are proposing additional enhancements that will further align us with best practices. This includes the establishment of independent board members for Acasti and our parent company, Neptune Technologies, with the exclusion of Mr. Hamilton who will sit on both boards."

New Director Nominees

All new director nominees are proven leaders with successful track records. A brief biography of each follows:

Roderick (Roddy) Carter, M.D. has a strong history of contributions to healthcare through clinical, research, business and people leadership.  He has significant experience developing and commercializing nutraceutical and pharmaceutical products and has successfully led clinical research and business development strategies for cardiovascular and inflammation related diseases. Mr. Carter is currently Principal at Aquila Life Sciences LLC, a consulting firm he founded focusing on pharmaceutical development and commercialization.  Prior to this he was Vice President of Clinical Development at Reliant Pharmaceuticals, which developed the omega-3 cardiovascular drug Lovaza, and today is a wholly owned subsidiary of GlaxoSmithKline.  He also served as Executive Director at Merck and Co., USA, President and CEO of WellGen and Senior Medical Director at Pfizer Inc., USA.   Dr. Carter received his Medical Degree from the University of Witwatersrand, Johannesburg, along with a Master of Science degree in Sports Medicine from Trinity College, Dublin.

Jim Hamilton is currently President and Chief Executive Officer of Neptune Technologies, Acasti's parent company. Prior to joining Neptune Mr. Hamilton was Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc. He served on the global management team of DSM Nutritional Products' Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. Jim is a graduate of Concordia University, Montreal and he has attended a number of business education and leadership programs at the London Business School and INSEAD.

"We are pleased to strengthen our board with the addition of two new highly qualified director nominees, that will add valuable experience and a fresh perspective to the board," continued Mr. Wenker. "In addition to Neptune's ownership in Acasti, we have close ties through the associated benefits krill oil brings for both pharmaceutical and nutraceutical applications and we welcome Jim's participation."

"The proposed director slate brings important and differentiated benefits to Acasti, including relevant business and industry experience and a strong track record of value creation in their respective areas. They have extensive healthcare, pharmaceutical product development and commercialization experience and success and are well positioned to help guide our organization forward."

In conjunction with the board changes, Ronald Denis, M.D. and Pierre Fitzgibbon will be leaving Acasti's board, while seeking re-election on Neptune's board. Valier Boivin will be retiring from both boards. On behalf of Acasti's Board of Directors and management, I would like to thank our outgoing board members for their significant contributions to the Corporation's development during their tenure.

Acasti expects to mail a management information circular to shareholders in relation to the ASM, on or prior to June 17, 2015.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         acastipharma.com